                                         EXHIBIT 99.1

Continuation Sheet

Form 4

Statement of Changes in Beneficial Ownership

Explanation of Responses:

(1)                The stockholder is Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, and certain affiliated funds (collectively, "Equity Partners"). Equity Partners beneficially owns 8,842,621 shares of common stock, par value $0.01 per share ("Common
Stock") of Wright Medical Group, Inc. (the "Issuer").

                The sole general partner of Equity Partners is Warburg Pincus & Co., a New York
general partnership ("WP"). Warburg Pincus LLC (formerly E.M. Warburg Pincus & Co.,
LLC), a New York limited liability company ("WPLLC"), manages Equity Partners. The members of WPLLC are substantially the same as the partners of WP. By reason of the provisions of Rule 16a-1 of the Exchange Act, WP and WPLLC may be deemed to be the beneficial owners of the Common Stock held by Equity Partners, although both WP and
WPLLC disclaim beneficial ownership of the Common Stock except to the extent of any indirect pecuniary interest therein.

                Ms. Weatherman, a director of the Issuer, is a general partner of WP and a member of WPLLC. As such, Ms Weatherman may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 of the Exchange Act) in an indeterminate portion of the shares beneficially owned by Equity Partners, WPLLC and WP. Ms. Weatherman disclaims beneficial ownership of such shares except to the extent of any indirect pecuniary interest therein. Ms. Weatherman does not directly own any shares of Common Stock of the
Issuer.

(2)                On August 27, 2003, Equity Partners distributed an aggregate of 1,999,996 shares of Common Stock to its partners.

(3)                As a result of the August 27, 2003 distribution, WP received 40,000 shares of
Common Stock, which in turn it distributed to its partners.